UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under Rule 13d-1 of the Securities Exchange Act of 1934

(Amendment No. 2)

MGM MIRAGE

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

552953101

(CUSIP Number)

Abdul Wahid A. Rahim Al Ulama

Dubai World

Emirates Towers, Level 47

Sheikh Zayed Road

Dubai, United Arab Emirates

Telephone: +971 4 3903800

Copy to:

Martin L. Edelman, Esq.

Paul, Hastings, Janofsky & Walker LLP

Park Avenue Tower

75 E. 55th Street

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552953101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Infinity World Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 14,548,738 shares
8 SHARED VOTING POWER -0- shares
9 SOLE DISPOSITIVE POWER 14,548,738 shares
10 SHARED DISPOSITIVE POWER -0- shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,548,738 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%[1]
14	TYPE OF REPORTING PERSON CO

[1]

This calculation is based upon the total number of 285,345,607 outstanding shares of common stock, par value $.01 per share, as provided to Cayman LP (as defined in Item 2 below) by MGM MIRAGE after taking into account MGM MIRAGE’s repurchase of 8,500,000 shares pursuant to the Joint Tender Offer (as defined in Item 4 below) and the subsequent retirement of such Shares.

CUSIP No. 552953101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Infinity World Cayman Investments Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 14,548,738 shares
8 SHARED VOTING POWER -0- shares
9 SOLE DISPOSITIVE POWER 14,548,738 shares
10 SHARED DISPOSITIVE POWER -0- shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,548,738 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%[2]
14	TYPE OF REPORTING PERSON CO

[2]

This calculation is based upon the total number of 285,345,607 outstanding shares of common stock, par value $.01 per share, as provided to Cayman LP (as defined in Item 2 below) by MGM MIRAGE after taking into account MGM MIRAGE’s repurchase of 8,500,000 shares pursuant to the Joint Tender Offer (as defined in Item 4 below) and the subsequent retirement of such Shares.

CUSIP No. 552953101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Infinity World (Cayman) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 26,048,738 shares
8 SHARED VOTING POWER -0- shares
9 SOLE DISPOSITIVE POWER 26,048,738 shares
10 SHARED DISPOSITIVE POWER -0- shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,048,738 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%[3]
14	TYPE OF REPORTING PERSON PN

[3]

This calculation is based upon the total number of 285,345,607 outstanding shares of common stock, par value $.01 per share, as provided to Cayman LP (as defined in Item 2 below) by MGM MIRAGE after taking into account MGM MIRAGE’s repurchase of 8,500,000 shares pursuant to the Joint Tender Offer (as defined in Item 4 below) and the subsequent retirement of such Shares.

CUSIP No. 552953101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Infinity World (Cayman) Holding
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 26,048,738 shares
8 SHARED VOTING POWER -0- shares
9 SOLE DISPOSITIVE POWER 26,048,738 shares
10 SHARED DISPOSITIVE POWER -0- shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,048,738 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%[4]
14	TYPE OF REPORTING PERSON CO

[4]

This calculation is based upon the total number of 285,345,607 outstanding shares of common stock, par value $.01 per share, as provided to Cayman LP (as defined in Item 2 below) by MGM MIRAGE after taking into account MGM MIRAGE’s repurchase of 8,500,000 shares pursuant to the Joint Tender Offer (as defined in Item 4 below) and the subsequent retirement of such Shares.

CUSIP No. 552953101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Infinity World Holding Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 26,048,738 shares
8 SHARED VOTING POWER -0- shares
9 SOLE DISPOSITIVE POWER 26,048,738 shares
10 SHARED DISPOSITIVE POWER -0- shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,048,738 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%[5]
14	TYPE OF REPORTING PERSON CO

[5]

This calculation is based upon the total number of 285,345,607 outstanding shares of common stock, par value $.01 per share, as provided to Cayman LP (as defined in Item 2 below) by MGM MIRAGE after taking into account MGM MIRAGE’s repurchase of 8,500,000 shares pursuant to the Joint Tender Offer (as defined in Item 4 below) and the subsequent retirement of such Shares.

CUSIP No. 552953101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dubai World
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Dubai, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 26,048,738 shares
8 SHARED VOTING POWER -0- shares
9 SOLE DISPOSITIVE POWER 26,048,738 shares
10 SHARED DISPOSITIVE POWER -0- shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,048,738 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%[6]
14	TYPE OF REPORTING PERSON OO

[6]

This calculation is based upon the total number of 285,345,607 outstanding shares of common stock, par value $.01 per share, as provided to Cayman LP (as defined in Item 2 below) by MGM MIRAGE after taking into account MGM MIRAGE’s repurchase of 8,500,000 shares pursuant to the Joint Tender Offer (as defined in Item 4 below) and the subsequent retirement of such Shares.

This Schedule 13D/A constitutes Amendment No. 2 to that certain Schedule 13D filed on December 28, 2007, as previously amended by that certain Amendment No. 1 filed on January 16, 2008, by Infinity World (Cayman) L.P., a Cayman Islands exempted limited partnership (“Cayman LP”), Infinity World (Cayman) Holding, a Cayman Islands exempted company (“Cayman Holding”), Infinity World Holding Ltd., a United Arab Emirates offshore corporation (“Infinity Holding”), and Dubai World, a Dubai, United Arab Emirates government decree entity (“Dubai World”) (the “Schedule 13D”). Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 2.	Identity and Background

The first five paragraphs of Item 2 are hereby amended and restated in their entirety as set forth in the seven paragraphs below:

(1) Infinity World Investments LLC (“Infinity World”) is a limited liability company organized under the laws of the State of Nevada and is principally engaged in the holding of equity securities of MGM MIRAGE, a Delaware corporation (“MGM MIRAGE”). Infinity World is an indirect wholly-owned subsidiary of Dubai World. The address for Infinity World’s principal place of business and principal office is Emirates Towers, Level 47, Sheikh Zayed Road, Dubai, United Arab Emirates.1

(2) Infinity World Cayman Investments Corporation (“Cayman Investments”) is an exempted company organized under the laws of the Cayman Islands and is the sole equity holder of Infinity World. Cayman Investments is principally engaged (through Infinity World) in the holding of equity securities of MGM MIRAGE. Cayman Investments is an indirect wholly-owned subsidiary of Dubai World. The address for Cayman Investments’ principal business and principal office is Emirates Towers, Level 47, Sheikh Zayed Road, Dubai, United Arab Emirates.1

(3) Cayman LP is an exempted limited partnership organized under the laws of the Cayman Islands and is principally engaged in the holding of equity securities of MGM MIRAGE and in holding the equity securities of its two subsidiaries, Infinity World and Cayman Investments. Cayman LP is an indirect wholly-owned subsidiary of Dubai World. The address for Cayman LP’s principal business and principal office is Emirates Towers, Level 47, Sheikh Zayed Road, Dubai, United Arab Emirates.

(4) Cayman Holding is an exempted company organized under the laws of the Cayman Islands and is principally engaged (through its subsidiaries) in the holding of equity securities of MGM MIRAGE. Cayman Holding is an indirect wholly-owned subsidiary of Dubai World and the general partner of Cayman LP. The address for Cayman Holding’s principal business and principal office is Emirates Towers, Level 47, Sheikh Zayed Road, Dubai, United Arab Emirates.

(5) Infinity Holding is a United Arab Emirates offshore corporation and is principally engaged (through its subsidiaries) in the holding of equity securities of MGM MIRAGE. Infinity Holding is a wholly-owned subsidiary of Dubai World. The address for Infinity Holding’s principal business and principal office is Emirates Towers, Level 47, Sheikh Zayed Road, Dubai, United Arab Emirates.

[1]

Prior to February 26, 2008, Infinity World and Cayman Investments were each a beneficial owner of approximately 4.9% of the issued and outstanding Shares (as defined in Item 3 below) and therefore not previously included in Item 2. As a result of the consummation of the Joint Tender Offer (as defined in Item 4 below), MGM MIRAGE has repurchased and retired 8,500,000 Shares. As a result, Infinity World’s and Cayman Investments’ ownership percentage of the issued and outstanding Shares has increased to 5.1%.

(6) Dubai World is a decree entity of Dubai, United Arab Emirates and is a holding company that manages and supervises the portfolio of businesses and projects for the Dubai Government. The address for Dubai World’s principal business and principal office is Emirates Towers, Level 47, Sheikh Zayed Road, Dubai, United Arab Emirates.

(7) The name and present principal occupation or employment of each of the directors and executive officers and control persons of Infinity World, Cayman Investments, Cayman LP, Cayman Holding, Infinity Holding and Dubai World (the “Control Individuals”) are set forth below. Except as otherwise indicated, the business address of the Control Individuals listed below is c/o Emirates Towers, Level 47, Sheikh Zayed Road, Dubai, United Arab Emirates.

The last paragraph of Item 2 is hereby amended and restated in its entirety as set forth below:

During the past five years, none of Infinity World, Cayman Investments, Cayman LP, Cayman Holding, Infinity Holding, and Dubai World or any of the directors and executive officers and control persons of Infinity World, Cayman Investments, Cayman LP, Cayman Holding, Infinity Holding and Dubai World have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as set forth below:

Infinity World, Cayman Investments, Cayman LP, Cayman Holding, Infinity Holding and Dubai World (collectively, “Infinity World Group”) collectively own 26,048,738 shares of common stock of MGM MIRAGE, par value $.01 per share (the “Shares”), as further described in Item 4 below. Infinity World paid for 348,738 Shares purchased pursuant to a third party tender offer at a price of $84.00 per share, which expired on October 5, 2007 and was consummated on October 8, 2007 (the “Prior Offer”) 2 through funds contributed by Dubai World for Infinity World’s working capital and 14,200,000 Shares acquired under the Company Stock Purchase and Support Agreement, dated as of August, 21, 2007, by and between MGM MIRAGE and Infinity World (the “Company Stock Purchase Agreement”) through funds contributed by Dubai World for Infinity World’s working capital.

Cayman LP paid for 5,000,000 Shares acquired pursuant to the Stock Purchase Agreement, dated as of December 18, 2007, by and between The Lincy Foundation and Cayman LP (the “Lincy Stock Purchase Agreement”) through funds provided by share forward transactions and share swap transactions, as set forth in confirmation agreements dated December 13, 2007 (the “Confirmations”), that Infinity World entered into with Credit Suisse International, Deutsche Bank AG, London Branch, and The Royal Bank of Scotland plc. The Confirmations provide Infinity World with committed financing for a one-year term of up to $1.2 billion to finance the acquisition of Shares in open market or block purchases during the period described in the Schedule 13D. As of the date hereof, Infinity World has obtained financing under the Confirmations in the aggregate amount of $600 million (net of fees and expenses). The interest rate of the share forward and share swap transactions would be based on 3-month LIBOR plus 2.25%. This summary of the Confirmations is not intended to be complete and is qualified in its entirety by reference to the Confirmations, which were attached as Exhibit 1, Exhibit 2, and Exhibit 3 and filed with the Schedule 13D on December 28, 2007, and are hereby incorporated herein by reference.

[2]

The Schedule 13D previously provided that 348,838 Shares were acquired pursuant to the Prior Offer. Subsequent to the filing of Amendment No. 1 to the Schedule 13D, Infinity World was informed by Mellon Investor Services LLC, the depositary for the Prior Offer, that the actual number of Shares that were accepted for payments in the Prior Offer was 348,738.

Cayman LP paid for 6,500,000 Shares acquired pursuant to the Joint Tender Offer (as defined in Item 4 below) through funds contributed by Dubai World for Cayman LP’s working capital.

The Prior Offer expired on October 5, 2007 and Infinity World acquired 348,738 Shares pursuant to the Prior Offer on October 8, 2007. The acquisition of the 14,200,000 Shares by Infinity World pursuant to the Company Stock Purchase Agreement was consummated on October 18, 2007. The acquisition of the 5,000,000 Shares by Cayman LP pursuant to the Lincy Stock Purchase Agreement was consummated on December 24, 2007. The Joint Tender Offer (as defined in Item 4 below) expired on February 14, 2008 and Cayman LP acquired 6,500,000 Shares pursuant to the Joint Tender Offer on February 26, 2008.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended to add the following as the last two paragraphs:

On January 17, 2008, MGM MIRAGE and Cayman LP commenced a joint tender offer (the “Joint Tender Offer”) pursuant to which they announced their intention to purchase up to 15,000,000 Shares, at a net purchase price of $80.00 per share, with MGM MIRAGE offering to purchase up to 8,5000,000 Shares and Cayman LP offering to purchase up to 6,500,000 Shares, in each case, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 17, 2008, previously filed as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO jointly filed on January 17, 2008 and previously amended on February 7, 2008, February 13, 2008, February 15, 2008 and February 26, 2008 by MGM MIRAGE, Dubai World, and Cayman LP (as previously amended, the “Schedule TO”), and the related Letter of Transmittal, previously filed as Exhibit (a)(1)(B) to the Schedule TO. The Joint Tender Offer expired on February 14, 2008. A total of 99,125,707 Shares were properly tendered and not withdrawn in the Joint Tender Offer, resulting in a proration factor of approximately 15.1% of the shares tendered. On February 26, 2008, MGM MIRAGE purchased 8,500,000 Shares and Cayman LP purchased 6,500,000 Shares tendered pursuant to the Joint Tender Offer.

As of February 27, 2008, Infinity World Group owned an aggregate of 26,048,738 Shares, which represent approximately 9.1% of the currently issued and outstanding Shares. This calculation is based upon the total number of 285,345,607 outstanding Shares, as provided to Cayman LP by MGM MIRAGE after taking into account MGM MIRAGE’s repurchase of 8,500,000 Shares pursuant to the Joint Tender Offer and the subsequent retirement of such Shares.

Item 5.	Interest in Securities of the Issuer

Item 5 (a) and (b) are hereby amended and restated in their entirety as set forth below:

(a) and (b) As of February 27, 2008, Infinity World and Cayman Investments had sole power to vote (or direct the voting of) and sole power to dispose (or to direct the disposition) of 14,548,738 Shares. Such 14,548,738 Shares comprise approximately 5.1% of the currently issued and outstanding Shares.

As of February 27, 2008, Cayman LP, Cayman Holding, Infinity Holding and Dubai World had sole power to vote (or direct the voting of) and sole power to dispose (or to direct the disposition) of 26,048,738 Shares. Such 26,048,738 Shares comprise approximately 9.1% of the currently issued and outstanding Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following sentence as the last paragraph:

The information set forth in Item 4 is hereby incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as set forth below:

Exhibit No.	Description of Exhibits
1**†	Confirmation dated as of December 13, 2007 by and between Credit Suisse International and Infinity World Investments LLC, filed as Exhibit 1 to the Schedule 13D jointly filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding and Infinity World Holding Ltd. with the Securities and Exchange Commission on December 28, 2007 and incorporated herein by reference.

2**†	Confirmation dated as of December 13, 2007 by and between Deutsche Bank AG, London Branch and Infinity World Investments LLC, filed as Exhibit 2 to the Schedule 13D jointly filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding and Infinity World Holding Ltd. with the Securities and Exchange Commission on December 28, 2007 and incorporated herein by reference.

3**†	Confirmation dated as of December 13, 2007 by and between The Royal Bank of Scotland plc and Infinity World Investments LLC, filed as Exhibit 3 to the Schedule 13D jointly filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding and Infinity World Holding Ltd. with the Securities and Exchange Commission on December 28, 2007 and incorporated herein by reference.

4†	Limited Liability Company Agreement dated as of August 21, 2007 by and between Mirage Resorts, Incorporated and Dubai World, filed as Exhibit (d)(3) to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 24, 2007 and incorporated herein by reference.

5†	Amendment No. 1 to Limited Liability Company Agreement dated as of November 15, 2007 by and between Project CC, LLC and Infinity World Development Corp, filed as Exhibit (d)(3) to the Form 8-K filed by MGM MIRAGE with the Securities and Exchange Commission on November 21, 2007 and incorporated herein by reference.

6†	Assignment and Assumption Agreement dated as of November 15, 2007, by and between Dubai World, as assignor, and Infinity World Development Corp, as assignee, filed as Exhibit 6 to the Schedule 13D jointly filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding and Infinity World Holding Ltd. with the Securities and Exchange Commission on December 28, 2007 and incorporated herein by reference.

7†	Company Stock Purchase and Support Agreement dated as of August, 21, 2007 by and between MGM MIRAGE and Infinity World Investments LLC, filed as Exhibit (d)(1) to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 24, 2007 and incorporated herein by reference.

8†	Stock Purchase Agreement dated as of December 18, 2007, by and between The Lincy Foundation and Infinity World (Cayman) L.P., filed as Exhibit 8 to the Schedule 13D jointly filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding and Infinity World Holding Ltd. with the Securities and Exchange Commission on December 28, 2007 and incorporated herein by reference.

9†	Stockholder Support Agreement dated as of August 21, 2007, by and between Tracinda Corporation and Infinity World Investments LLC, filed as Exhibit (d)(2) to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 24, 2007 and incorporated herein by reference.

10**†	Pledge Agreement dated as of December 13, 2007 by and among Infinity World Investments LLC, Credit Suisse International, Deutsche Bank AG, London Branch and The Royal Bank of Scotland plc, as Initial Banks, and Deutsche Bank Trust Company Americas, as Collateral Agent, filed as Exhibit 10 to the Schedule 13D jointly filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding and Infinity World Holding Ltd. with the Securities and Exchange Commission on December 28, 2007 and incorporated herein by reference.

11**†

Liquidity Agreement dated as of December 13, 2007 by and among Dubai World, Infinity World Investments LLC, Credit Suisse International, Deutsche Bank AG, London Branch and The Royal Bank of Scotland plc, as Initial Banks, and Deutsche Bank Trust Company Americas, as Collateral Agent, filed as Exhibit 11 to the Schedule 13D jointly filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding and Infinity World Holding Ltd. with the Securities and Exchange Commission on December 28, 2007 and incorporated herein by reference.

12**†	Letter Agreement dated as of December 13, 2007 by and among Dubai World, Credit Suisse International, Deutsche Bank AG, London Branch, Deutsche Bank Securities Inc., as agent, and The Royal Bank of Scotland plc, filed as Exhibit 12 to the Schedule 13D jointly filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding and Infinity World Holding Ltd. with the Securities and Exchange Commission on December 28, 2007 and incorporated herein by reference.

13†	Joint Filing Agreement dated as of December 28, 2007 by and among Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding and Infinity World Holding Ltd., filed as Exhibit 13 to the Schedule 13D jointly filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding and Infinity World Holding Ltd. with the Securities and Exchange Commission on December 28, 2007 and incorporated herein by reference.

14†	Press Release, dated January 9, 2008, filed with the Schedule TO-C jointly filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 16, 2008 and incorporated herein by reference.

15†	Press Release, dated January 16, 2008, filed with the Schedule TO-C jointly filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 16, 2008 and incorporated herein by reference.

16†	Amendment No. 2 to Limited Liability Company Agreement dated as of December 31, 2007 by and between Project CC, LLC and Infinity World Development Corp, filed as Exhibit 10.1 to the Form 8-K filed by MGM MIRAGE with the Securities and Exchange Commission on December 31, 2007 and incorporated herein by reference.

17*	Amended and Restated Joint Filing Agreement dated as of February 26, 2008 by and among Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding, Infinity World Holding Ltd, Infinity World Investments LLC and Infinity World Cayman Investments Corporation.

18†	Offer to Purchase, dated August 27, 2007, filed as Exhibit (a)(1)(A) to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 24, 2007 and incorporated herein by reference.

19†	Letter of Transmittal, filed as Exhibit (a)(1)(B) to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 24, 2007 and incorporated herein by reference.

20†	Notice of Guaranteed Delivery, filed as Exhibit (a)(1)(C) to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 24, 2007 and incorporated herein by reference.

21†	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, filed as Exhibit (a)(1)(D) to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 24, 2007 and incorporated herein by reference.

22†	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, filed as Exhibit (a)(1)(E) to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 24, 2007 and incorporated herein by reference.

23†	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, filed as Exhibit (a)(1)(F) to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 24, 2007 and incorporated herein by reference.

24†	Summary Advertisement, filed as Exhibit (a)(1)(H) to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 24, 2007 and incorporated herein by reference.

25†	Supplement to Offer to Purchase, filed as Exhibit (a)(1)(I) to Amendment No. 1 to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 27, 2007 and incorporated herein by reference.

26†	Summary Advertisement, filed as Exhibit (a)(1)(K) to Amendment No. 1 to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 27, 2007 and incorporated herein by reference.

27†	Supplement No. 2 to Offer to Purchase, filed as Exhibit (a)(1)(M) to Amendment No. 3 to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on October 1, 2007 and incorporated herein by reference.

28†	Offer to Purchase, dated January 17, 2008, filed as Exhibit (a)(1)(A) to the Schedule TO-I jointly filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 17, 2008 and incorporated herein by reference.

29†	Letter of Transmittal to Tender Shares of Common Stock, filed as Exhibit (a)(1)(B) to the Schedule TO-I jointly filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 17, 2008 and incorporated herein by reference.

30†	Notice of Guaranteed Delivery, filed as Exhibit (a)(1)(C) to the Schedule TO-I jointly filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 17, 2008 and incorporated herein by reference.

31†	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, filed as Exhibit (a)(1)(D) to the Schedule TO-I jointly filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 17, 2008 and incorporated herein by reference.

32†	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, filed as Exhibit (a)(1)(E) to the Schedule TO-I jointly filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 17, 2008 and incorporated herein by reference.

33†	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, filed as Exhibit (a)(1)(F) to the Schedule TO-I jointly filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 17, 2008 and incorporated herein by reference.

34†	Summary Advertisement, filed as Exhibit (a)(1)(I) to the Schedule TO-I jointly filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 17, 2008 and incorporated herein by reference.

35†	Joint Tender Offer Agreement, dated January 17, 2008, between MGM MIRAGE and Infinity World (Cayman) L.P., filed as Exhibit (d)(7) to the Schedule TO-I jointly filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 17, 2008 and incorporated herein by reference.

*	Filed herewith.

**	Portions have been omitted pursuant to a request for confidential treatment.

†	Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2008

DUBAI WORLD, a Dubai, United Arab Emirates government decree entity	INFINITY WORLD (CAYMAN) L.P., a Cayman Islands exempted limited partnership

By: Infinity World (Cayman) Holding Its: General Partner

/s/ Abdul Wahid A. Rahim Al Ulama	/s/ Abdul Wahid A. Rahim Al Ulama
Name: Abdul Wahid A. Rahim Al Ulama	Name: Abdul Wahid A. Rahim Al Ulama
Title: Group Chief Legal Officer	Title: Secretary

INFINITY WORLD HOLDING LTD., a United Arab Emirates offshore corporation	INFINITY WORLD (CAYMAN) HOLDING, a Cayman Islands exempted company

/s/ Abdul Wahid A. Rahim Al Ulama	/s/ Abdul Wahid A. Rahim Al Ulama
Name: Abdul Wahid A. Rahim Al Ulama	Name: Abdul Wahid A. Rahim Al Ulama
Title: Secretary	Title: Secretary

INFINITY WORLD (CAYMAN) INVESTMENTS CORPORATION, a Cayman Islands exempted company	INFINITY WORLD INVESTMENTS LLC, a Nevada limited liability company

/s/ Abdul Wahid A. Rahim Al Ulama	/s/ Abdul Wahid A. Rahim Al Ulama
Name: Abdul Wahid A. Rahim Al Ulama	Name: Abdul Wahid A. Rahim Al Ulama
Title: Secretary	Title: Secretary

INDEX TO EXHIBITS

No.	Description

1**†	Confirmation dated as of December 13, 2007 by and between Credit Suisse International and Infinity World Investments LLC, filed as Exhibit 1 to the Schedule 13D jointly filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding and Infinity World Holding Ltd. with the Securities and Exchange Commission on December 28, 2007 and incorporated herein by reference.

2**†	Confirmation dated as of December 13, 2007 by and between Deutsche Bank AG, London Branch and Infinity World Investments LLC, filed as Exhibit 2 to the Schedule 13D jointly filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding and Infinity World Holding Ltd. with the Securities and Exchange Commission on December 28, 2007 and incorporated herein by reference.

3**†	Confirmation dated as of December 13, 2007 by and between The Royal Bank of Scotland plc and Infinity World Investments LLC, filed as Exhibit 3 to the Schedule 13D jointly filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding and Infinity World Holding Ltd. with the Securities and Exchange Commission on December 28, 2007 and incorporated herein by reference.

4†	Limited Liability Company Agreement dated as of August 21, 2007 by and between Mirage Resorts, Incorporated and Dubai World, filed as Exhibit (d)(3) to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 24, 2007 and incorporated herein by reference.

5†	Amendment No. 1 to Limited Liability Company Agreement dated as of November 15, 2007 by and between Project CC, LLC and Infinity World Development Corp, filed as Exhibit (d)(3) to the Form 8-K filed by MGM MIRAGE with the Securities and Exchange Commission on November 21, 2007 and incorporated herein by reference.

6†	Assignment and Assumption Agreement dated as of November 15, 2007, by and between Dubai World, as assignor, and Infinity World Development Corp, as assignee, filed as Exhibit 6 to the Schedule 13D jointly filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding and Infinity World Holding Ltd. with the Securities and Exchange Commission on December 28, 2007 and incorporated herein by reference.

7†	Company Stock Purchase and Support Agreement dated as of August, 21, 2007 by and between MGM MIRAGE and Infinity World Investments LLC, filed as Exhibit (d)(1) to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 24, 2007 and incorporated herein by reference.

8†	Stock Purchase Agreement dated as of December 18, 2007, by and between The Lincy Foundation and Infinity World (Cayman) L.P., filed as Exhibit 8 to the Schedule 13D jointly filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding and Infinity World Holding Ltd. with the Securities and Exchange Commission on December 28, 2007 and incorporated herein by reference.

9†	Stockholder Support Agreement dated as of August 21, 2007, by and between Tracinda Corporation and Infinity World Investments LLC, filed as Exhibit (d)(2) to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 24, 2007 and incorporated herein by reference.

10**†	Pledge Agreement dated as of December 13, 2007 by and among Infinity World Investments LLC, Credit Suisse International, Deutsche Bank AG, London Branch and The Royal Bank of Scotland plc, as Initial Banks, and Deutsche Bank Trust Company Americas, as Collateral Agent, filed as Exhibit 10 to the Schedule 13D jointly filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding and Infinity World Holding Ltd. with the Securities and Exchange Commission on December 28, 2007 and incorporated herein by reference.

11**†	Liquidity Agreement dated as of December 13, 2007 by and among Dubai World, Infinity World Investments LLC, Credit Suisse International, Deutsche Bank AG, London Branch and The Royal Bank of Scotland plc, as Initial Banks, and Deutsche Bank Trust Company Americas, as Collateral Agent, filed as Exhibit 11 to the Schedule 13D jointly filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding and Infinity World Holding Ltd. with the Securities and Exchange Commission on December 28, 2007 and incorporated herein by reference.

12**†	Letter Agreement dated as of December 13, 2007 by and among Dubai World, Credit Suisse International, Deutsche Bank AG, London Branch, Deutsche Bank Securities Inc., as agent, and The Royal Bank of Scotland plc, filed as Exhibit 12 to the Schedule 13D jointly filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding and Infinity World Holding Ltd. with the Securities and Exchange Commission on December 28, 2007 and incorporated herein by reference.

13†	Joint Filing Agreement dated as of December 28, 2007 by and among Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding and Infinity World Holding Ltd., filed as Exhibit 13 to the Schedule 13D jointly filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding and Infinity World Holding Ltd. with the Securities and Exchange Commission on December 28, 2007 and incorporated herein by reference.

14†	Press Release, dated January 9, 2008, filed with the Schedule TO-C jointly filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 16, 2008 and incorporated herein by reference.

15†	Press Release, dated January 16, 2008, filed with the Schedule TO-C jointly filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 16, 2008 and incorporated herein by reference.

16†	Amendment No. 2 to Limited Liability Company Agreement dated as of December 31, 2007 by and between Project CC, LLC and Infinity World Development Corp, filed as Exhibit 10.1 to the Form 8-K filed by MGM MIRAGE with the Securities and Exchange Commission on December 31, 2007 and incorporated herein by reference.

17*	Amended and Restated Joint Filing Agreement dated as of February 26, 2008 by and among Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding, Infinity World Holding Ltd, Infinity World Investments LLC and Infinity World Cayman Investments Corporation.

18†	Offer to Purchase, dated August 27, 2007, filed as Exhibit (a)(1)(A) to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 24, 2007 and incorporated herein by reference.

19†	Letter of Transmittal, filed as Exhibit (a)(1)(B) to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 24, 2007 and incorporated herein by reference.

20†	Notice of Guaranteed Delivery, filed as Exhibit (a)(1)(C) to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 24, 2007 and incorporated herein by reference.

21†	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, filed as Exhibit (a)(1)(D) to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 24, 2007 and incorporated herein by reference.

22†	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, filed as Exhibit (a)(1)(E) to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 24, 2007 and incorporated herein by reference.

23†	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, filed as Exhibit (a)(1)(F) to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 24, 2007 and incorporated herein by reference.

24†	Summary Advertisement, filed as Exhibit (a)(1)(H) to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 24, 2007 and incorporated herein by reference.

25†	Supplement to Offer to Purchase, filed as Exhibit (a)(1)(I) to Amendment No. 1 to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 27, 2007 and incorporated herein by reference.

26†	Summary Advertisement, filed as Exhibit (a)(1)(K) to Amendment No. 1 to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 27, 2007 and incorporated herein by reference.

27†	Supplement No. 2 to Offer to Purchase, filed as Exhibit (a)(1)(M) to Amendment No. 3 to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on October 1, 2007 and incorporated herein by reference.

28†	Offer to Purchase, dated January 17, 2008, filed as Exhibit (a)(1)(A) to the Schedule TO-I jointly filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 17, 2008 and incorporated herein by reference.

29†	Letter of Transmittal to Tender Shares of Common Stock, filed as Exhibit (a)(1)(B) to the Schedule TO-I jointly filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 17, 2008 and incorporated herein by reference.

30†	Notice of Guaranteed Delivery, filed as Exhibit (a)(1)(C) to the Schedule TO-I jointly filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 17, 2008 and incorporated herein by reference.

31†	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, filed as Exhibit (a)(1)(D) to the Schedule TO-I jointly filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 17, 2008 and incorporated herein by reference.

32†	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, filed as Exhibit (a)(1)(E) to the Schedule TO-I jointly filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 17, 2008 and incorporated herein by reference.

33†	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, filed as Exhibit (a)(1)(F) to the Schedule TO-I jointly filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 17, 2008 and incorporated herein by reference.

34†	Summary Advertisement, filed as Exhibit (a)(1)(I) to the Schedule TO-I jointly filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 17, 2008 and incorporated herein by reference.

35†	Joint Tender Offer Agreement, dated January 17, 2008, between MGM MIRAGE and Infinity World (Cayman) L.P., filed as Exhibit (d)(7) to the Schedule TO-I jointly filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 17, 2008 and incorporated herein by reference.

*	Filed herewith.

**	Portions have been omitted pursuant to a request for confidential treatment.

†	Previously filed.